

April 10, 2012

Via E-Mail
Mr. Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

>   **Re: Iron Mountain Incorporated**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-13045**

Dear McKeon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 7. Income Taxes, page 120

1. We note your disclosure that you have not recorded deferred taxes on book over tax outside basis differences related to certain foreign subsidiaries because such basis differences are not expected to reverse in the foreseeable future and you intend to reinvest indefinitely outside the U.S. Please revise the notes to the financial statements to disclose the amount of undistributed earnings of your foreign subsidiaries as required by ASC 740-30-50.

Note 8. Quarterly Results of Operations (Unaudited), page 125

2. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the sale of the Digital Business in the second quarter of 2011, and the impairment of your Western

Europe's reporting unit goodwill in the third quarter of 2011. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Note 10. Commitments and Contingencies, page 130

(h) Government Contract Billing Matter, page 133

3. We note your disclosure that in June 2011 you voluntarily disclosed the potential non-compliance in your government contract billing to the GSA and OIG and you continue to review this matter and will provide GSA and OIG with the proposed pricing adjustment to be refunded. In light of the fact that it appears that this matter has not been settled and you disclose that GSA and OIG may not agree with your determination of the refund amount, please explain to us how you determined the amounts to be recorded as corrections of an error in the statements of operations for the years ended December 31, 2010 and 2009 as disclosed in Note 2(y). As part of your response, please tell us and disclose in Note 2(y) in future filings, how you will account for any additional adjustments that may result from the discussions with GSA and OIG.

Note 14. Discontinued Operations Digital Operations, page 136

4. We note your disclosure that you and Autonomy are in disagreement regarding the working capital adjustment in the Digital Sale Agreement. Please tell us and disclose in the notes to the financial statements how you will account for any changes in the working capital adjustment in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief